Exhibit 99.1

Intel and ASML strengthen their collaboration to drive High-NA into manufacturing in 2025

Intel makes its first purchase order for ASML’s TWINSCAN EXE:5200 system, marking the next step on the path to EUV 0.55 NA (High-NA) introduction.

VELDHOVEN, the Netherlands and HILLSBORO, OR, USA, Jan. 19, 2022 – Today, ASML Holding N.V. (ASML) and Intel Corporation (INTC) announced the latest phase of their longstanding collaboration to advance the cutting edge of semiconductor lithography technology. Intel has issued its first purchase order to ASML for the delivery of the industry’s first TWINSCAN EXE:5200 system – an extreme ultraviolet (EUV) high-volume production system with a high numerical aperture and more than 200 wafers per hour productivity – as part of the two companies’ long-term High-NA collaboration framework.

“Intel’s vision and early commitment to ASML’s High-NA EUV technology is proof of its relentless pursuit of Moore’s Law. Compared to the current EUV systems, our innovative extended EUV roadmap delivers continued lithographic improvements at reduced complexity, cost, cycle time and energy that the chip industry needs to drive affordable scaling well into the next decade,” said ASML President and CTO Martin van den Brink.

Intel announced at its Accelerated event in July that it plans to deploy the first High-NA technology to enable its roadmap of transistor innovations. Intel was the first to purchase the earlier TWINSCAN EXE:5000 system in 2018, and with the new purchase announced today, the collaboration continues the path for Intel’s production manufacturing with High-NA EUV beginning in 2025.

“Intel’s focus is to stay at the forefront of semiconductor lithography technology and we’ve been building our EUV expertise and capacity over the last year. Working closely with ASML, we will harness High-NA EUV’s high-resolution patterning as one of the ways we continue Moore’s Law and maintain our strong history of progression down to the smallest of geometries,” said Dr. Ann Kelleher, executive vice president and general manager of Technology Development at Intel.

The EXE platform is an evolutionary step in EUV technology and includes a novel optics design and significantly faster reticle and wafer stages. The TWINSCAN EXE:5000 and EXE:5200 systems offer a 0.55 numerical aperture — a precision increase from previous EUV machines with a 0.33 numerical aperture lens — to enable higher-resolution patterning for even smaller transistor features. The numerical aperture of the system, combined with the wavelength used, determines the smallest printable feature.

EUV 0.55 NA has been designed to enable multiple future nodes beginning in 2025 as the industry’s first deployment, followed by memory technologies at similar density. At the 2021 Investor Day, ASML shared its EUV roadmap and indicated that High-NA technology is expected to start supporting production manufacturing in 2025. Today’s announcement is consistent with this roadmap.

ASML

Media Relations contacts	Investor Relations contacts
Monique Mols +31 6 5284 4418	Skip Miller +1 480 235 0934
Brittney Wolff Zatezalo +1 408 483 3207	Marcel Kemp +31 40 268 6494
Karen Lo +886 36 23 6639	Peter Cheang +886 3 659 6771

Intel

Media Relations contacts	Investor Relations contacts
Bruce Fienberg: +1 (510) 220 6461	Tony Balow: +1 (503) 696 0469
Kenji Morita: +1 (408) 3004455

About ASML

ASML is a leading supplier to the semiconductor industry. The company provides chipmakers with hardware, software and services to mass produce the patterns of integrated circuits (microchips). Together with its partners, ASML drives the advancement of more affordable, more powerful, more energy-efficient microchips. ASML enables groundbreaking technology to solve some of humanity’s toughest challenges, such as in healthcare, energy use and conservation, mobility and agriculture. ASML is a multinational company headquartered in Veldhoven, the Netherlands, with offices across Europe, the U.S. and Asia. Every day, ASML’s more than 32,000 employees challenge the status quo and push technology to new limits. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. Discover ASML – our products, technology and career opportunities – at www.asml.com.

About Intel

Intel (Nasdaq: INTC) is an industry leader, creating world-changing technology that enables global progress and enriches lives. Inspired by Moore’s Law, we continuously work to advance the design and manufacturing of semiconductors to help address our customers’ greatest challenges. By embedding intelligence in the cloud, network, edge and every kind of computing device, we unleash the potential of data to transform business and society for the better. To learn more about Intel’s innovations, go to newsroom.intel.com and intel.com.

© Intel Corporation. Intel, the Intel logo and other Intel marks are trademarks of Intel Corporation or its subsidiaries. Other names and brands may be claimed as the property of others.

Forward-Looking Statements

This press release contains forward looking statements, including statements relating to the order of a High NA system, the path to High-NA EUV introduction, EUV roadmap and expected timing of High-NA production manufacturing, expected features, performance and benefits of the platform, Intel’s future technology plans and progress, and other non-historical matters. These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include risks related to production manufacturing of High-NA systems and timing thereof, ability to meet roadmap and performance and attributes of the tools and platform other risks indicated in the risk factors included in ASML’s most recent Annual Report on Form 20-F, Intel’s most recent report on Form 10-K, and other filings made by ASML and Intel with the US Securities and Exchange Commission, available at www.sec.gov. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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